UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

GOODY’S FAMILY CLOTHING, INC.
(Name of Subject Company)
GOODY’S FAMILY CLOTHING, INC.
(Name of Person(s) Filing Statement)
COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Classes of Securities)
382588101
(CUSIP Number of Classes of Securities)

REGIS HEBBELER, ESQ.
Senior Vice President, General Counsel
Goody’s Family Clothing, Inc.
400 Goody’s Lane
Knoxville, Tennessee 37922
(865) 966-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)
COPY TO:
MARTIN NUSSBAUM, ESQ.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-3500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Schedule 14D-9 initially filed with the SEC on November 10, 2005, as amended and supplemented by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 17, 2005 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by GF Acquisition Corp. (the “Purchaser”), a Tennessee corporation, to purchase for cash all of the issued and outstanding shares of the common stock, no par value per share (the “Shares”), of Goody’s Family Clothing, Inc. at a price of $9.60 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” with the Offer to Purchase, together with any amendments and supplements thereto, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) that was filed by the Purchaser and certain of its affiliates with the Securities and Exchange Commission on November 10, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits 99.A.1.I and 99.A.1.II to the Schedule TO.
     This Amendment No. 2 makes certain changes to Items 3, 4 and 8 of the Schedule 14D-9 and the section titled “Information with Respect to Parent Designees” of the Information Statement attached as Annex B to the Schedule 14D-9 and should be read in conjunction with the Schedule 14D-9.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
     Effect of Merger on Change-of-Control Arrangements. The change-of-control arrangements described in “Change-of-Control Provisions” and “Other Arrangements Between the Company and its Executive Officers, Directors and Affiliates” under Item 3 of this Schedule 14D-9 and in “Employment and Termination Arrangements with Executive Officers” in Annex B to this Schedule 14D-9, provide benefits in the event of a change-of-control of the Company (as defined in the agreements described therein).
     If such circumstances existed in connection with the Merger and change-of-control payments became payable, the maximum aggregate amount payable by the Company to the executive officers of the Company as a group would be $4,305,000, consisting of the following payments to each individual executive officer of the Company:

		Change-of-Control Payment
Name	Position with the Company	Amount(1)
Robert M. Goodfriend	Chairman of the Board and Chief Executive Officer	—
Frederick Mershad	President and Chief Merchandising Officer	$750,000
Edward R. Carlin	Executive Vice President, Chief Financial Officer	$690,000
Carmen Monaco	Executive Vice President, Chief Marketing Officer	$487,500
David R. Mullins	Executive Vice President, Stores	$600,000
Robert S. Gobrecht	Senior Vice President, Assistant to the Chairman	$230,000
Bruce E. Halverson	Senior Vice President, Planning and Allocation	$220,000
Regis J. Hebbeler	Senior Vice President, General Counsel	$184,000
Devin Keil	Senior Vice President, Real Estate	$275,000
Hazel A. Moxim	Senior Vice President, Human Resources	$184,000
David G. Peek	Senior Vice President, Chief Accounting Officer	$215,000
Jay D. Scussel	Senior Vice President, Management Information Systems	$245,000
Bobby Whaley	Senior Vice President, Distribution, Transportation and Logistics	$220,000
     (1) Does not include amounts payable as severance upon termination of the employment agreements described in “Other Arrangements Between the Company and its Executive Officers” under Item 3 of this Schedule 14D-9 and in “Employment and Termination Arrangements with Executive Officers” in Annex B to this Schedule 14D-9, which payments are not contingent upon a change-of-control of the Company. The Company is not aware of any plans to terminate any of the executive officers listed above in connection with the change-of-control. The maximum amount of such payments to the executive officers listed above would be $3,146,000 in the aggregate.
     Dollar Value of Options Held By Directors and Officers. As of November 4, 2005, the aggregate dollar value of the outstanding stock options (calculated based on a cash-out price of $9.60 less the option exercise price, with respect to options that have an exercise price below $9.60 per share) held by the directors and officers of the Company is approximately $8,100,000. Pursuant to the Support Agreement, Robert M. Goodfriend has agreed to exercise each of the stock options that he holds that have an exercise price below $9.60 per share and are reflected in the chart below, notwithstanding that Mr. Goodfriend may have exercised such options prior to the date hereof but after November 4, 2005. The dollar value of outstanding stock options held by each director and officer of the Company, assuming this cash-out price, is as follows:

Name	Number of Options Held	Dollar Value of Options Held (1)
Robert M. Goodfriend	825,000	$4,335,000
Frederick Mershad	100,000	$46,000
Edward R. Carlin	153,750	$531,545
Carmen Monaco	115,000	$107,550
David R. Mullins	148,750	$432,475
Robert S. Gobrecht	86,500	$239,735
Bruce E. Halverson	81,000	$149,763
Regis J. Hebbeler	54,500	$136,685
Devin Keil	35,000	$20,350
Hazel A. Moxim	52,500	$107,975
David G. Peek	61,900	$180,895
Jay D. Scussel	55,000	$120,413
Bobby Whaley	74,000	$212,183
Samuel J. Furrow	48,099	$141,174
Robert F. Koppel	85,546	$363,078
Irwin L. Lowenstein	90,088	$405,383
Cheryl L. Turnbull	117,579	$569,904
All directors and executive officers as a group (17 persons)	2,184,212	$8,100,108
     (1) Calculated based on a cash-out price of $9.60 less the option exercise price, with respect to options with exercise prices below $9.60 per share.
ITEM 4. THE SOLICITATION OR RECOMMENDATION
     The section titled “Reasons for the Recommendation” (beginning on page 17 of the Schedule 14D-9) is amended and restated as set forth below:
     Reasons for the Recommendation. The Board’s approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and its recommendation that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, was based primarily on the following:
     (1) the current and prospective conditions of the industry in which the Company operates, which reflects a heightened level of competition in the retail market for moderately priced family apparel, and the existence of competitors that are large national chains, with substantially greater financial and other resources than those available to the Company;
     (2) the historical, current and prospective financial condition, results of operations and cash flows and business strategy of the Company, taking into account declining financial results, reflected in the negative comparable store sales results for the last 5 fiscal quarters;

     (3) the historical and current market prices and trading volumes of the Shares, and the premiums that $9.60 per Share represents with respect to the average market prices of the Shares during the month prior to October 5, 2005, the day before the transaction with Sun was announced (31.0%), the week prior to October 5, 2005 (28.1%) and the closing price on October 5, 2005 (32.2%), respectively;
     (4) that the Company had previously entered into an agreement with affiliates of Sun pursuant to which such affiliates would have purchased the Shares at a purchase price of $8.00 per share and that the purchase price reflected in the Merger Agreement represents a 20% premium over such purchase price;
     (5) the Board’s analysis of potential alternative transactions, in which it took into account (a) the low likelihood that any acquirors, other than those from whom the Company received proposals, would submit competitive proposals, given the public’s awareness of the Company’s agreement with the affiliates of Sun; as a result of the public announcement thereof; (b) the potential harm to the Company’s business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction; (c) the risk of loss of opportunity to enter into a transaction with the Purchaser; and (d) the lack of assurance that there would be another opportunity for the Company’s shareholders to receive a premium as that contemplated by the proposed transaction;
     (6) consideration of various alternatives to a sale of the Company, including a special cash dividend or a recapitalization and repurchase of Mr. Goodfriend’s Shares, and then focusing on improving the Company’s business to maximize value for the Company’s shareholders following which the Board determined that the difficulties in closing the performance gap, the time it would take to accomplish and the risks of falling short made it imprudent to pursue such alternatives;
     (7) that the terms of the Offer and Merger provide reasonable certainty that the Purchaser will be required to purchase Shares tendered in the Offer and to close the Merger, and that the Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are not subject to due diligence or its ability to secure financing commitments; and
     (8) the opinion of Rothschild delivered to the Board that, as of October 27, 2005 and based upon and subject to the factors and assumptions set forth in the opinion, the $9.60 per Share in cash to be received by the holders of the Shares in the Offer and the Merger is fair from a financial point of view to such holders (other than Robert M. Goodfriend, members of his immediate family and related entities), which opinion is attached hereto as Annex A and incorporated herein by reference; the presentation by, and discussions with, representatives of Rothschild as to matters relevant to such opinion, as described in “Background” above; the Board being aware that, upon the consummation of the Offer, Rothschild will become entitled to fees of approximately $2.8 million (inclusive of estimated expenses) in consideration of delivering such opinion and providing other financial advice to the Board.
     The Board also considered the following, which it also used to reach the determination set forth above:
     (1) presentations by, and discussions with, senior management of the Company and representatives of Rothschild, the Company’s financial advisors, and Dechert LLP, the Company’s legal counsel, regarding the transactions contemplated by the Merger Agreement;
     (2) presentations by, and discussions with, the Company’s consultant and representatives of Rothschild as to the valuation of the Company and related matters, as described in “Background” above;
     (3) that, although the Company received an offer from Bidder 2, it was at the same price as the offer from Prentice and GMM, and the offer from Bidder 2 was determined to subject the Company to greater risk of delay in receiving the requisite antitrust clearance and to greater risk of loss of key personnel, which could leave the Company substantially weakened if the transaction with Bidder 2 were not consummated;
     (4) that the Offer and Merger provide certainty as to the value of the consideration to be received in the proposed transactions and reasonable certainty as to the timing of the receipt of that consideration;
     (5) that the Merger Agreement provides for the acceleration of vesting, at or before the closing of the Merger, of all outstanding options to purchase Shares granted under the Company’s Stock Plans, with respect to each of which vested options the Purchaser shall pay in cash an amount equal to the positive difference, if any, between $9.60 per Share represented by such option and the exercise price of such option, or approximately $6.2 million in the aggregate (exclusive of options held by the principal shareholders which are required to be exercised and tendered in the Offer);
     (6) that the Merger Agreement requires the Purchaser, for six months after the closing of the Merger, to continue to provide base wages and salary that are substantially similar in the aggregate after the Effective Time (as defined in the Merger Agreement) and to honor all severance obligations under certain severance agreements;
     (7) that the Merger Agreement requires the Purchaser, for six years after closing of the Merger, to maintain the indemnification provisions in the Company’s charter and by-laws and to provide “run off” policies or other similar insurance coverage on terms no less favorable to such persons than afforded by the current policies for a period of six years (three years in the case of plan purchaser protection); and
     (8) that the Merger Agreement permits the Board to terminate the Merger Agreement after providing the Purchaser four business days’ notice of its intent to terminate the Merger Agreement if there is a Superior Proposal, if, with respect to any of these matters, the Board determines in good faith after consultation with financial advisors and outside legal advisors that such action is necessary for it to comply with its fiduciary duties to the Company’s shareholders under applicable law.
     In addition, the Board considered certain factors, a number of which weighed against approval of the Offer and the Merger, including:
     (1) that the consideration received by the Company’s shareholders in the proposed transactions would be taxable to them;
     (2) that the consummation of the Offer will trigger certain rights under employment agreements with current executives that provide for the payment of certain change of control payments in the aggregate estimated amount of $4.7 million;
     (3) that the Company is required to terminate, as of the closing of the Merger, each of the Stock Plans and any other stock option plan or agreement and all outstanding Options, whether or not such Options shall be eligible for the cash payment upon termination of the Options described above;
     (4) that the Purchaser is not obligated to purchase Shares in the Offer unless, among other conditions, there shall have validly been tendered Shares which, together with Shares beneficially owned by Parent or the Purchaser, represent at least 51% of the issued and outstanding Shares on a fully-diluted basis, there shall be no event or occurrence which would have a material adverse effect on the Company, that there shall be no law, order or injunction that would affect the ability of the parties to consummate the Offer, that there shall be no action by a governmental authority challenging the transactions and that the Company shall have complied with its covenants and shall not have breached its representations and warranties (subject to applicable materiality qualifiers) and the only significant condition to the Merger is that there be no law or non-appealable order or injunction against consummation of the Merger;
     (5) that pursuant to the Support Agreement, Robert M. Goodfriend and certain other shareholders of the Company are required to grant an option to Parent and the Purchaser to acquire their Shares, in whole or in part, at the price of $9.60 per Share, which would be exercisable for a 30 business day period in the event that the Merger Agreement were terminated as a result of a Superior Proposal or if the Company were to terminate the Merger Agreement and such termination by the Company were not based on a breach of the representations, warranties and covenants of Parent and Acquisition Corp. or their failure to timely commence the tender offer;
     (6) that during the 30 business day period described in factor 5, the shareholders who are parties to the Support Agreement are restricted from selling or otherwise transferring their Shares to any purchaser other than Parent or the Purchaser or their designees;
     (7) that, although the Merger Agreement permits the Company to furnish information to any person that delivers an Acquisition Proposal (as defined in the Merger Agreement) that constitutes or would reasonably be expected to lead to a Superior Proposal and may participate in negotiations and other substantive discussions with any such person if the Board determines in good faith after consultation with its financial advisors and its outside legal counsel that such action is required for it to comply with its fiduciary duties, the terms of the Support Agreement will discourage competing acquisition proposals, however, the Board also took into account that in the event that the Company terminates the Merger Agreement other than as a result of a Superior Proposal and the option contained in the Support Agreement is exercised, the Purchaser agrees in the Support Agreement to use its reasonable best efforts to acquire the remaining Shares at a price equal to $9.60 per share as soon as practicable after the closing of the exercise of the option
     (8) that the Merger Agreement permits the Purchaser to terminate the Offer or the Merger Agreement in certain circumstances, including the withdrawal or modification by the Board of its approval or recommendation of the Offer or Merger;
     (9) that the Company is required to pay the Purchaser $10,875,000 as a “termination fee” if (a) the Board terminates the Merger Agreement pursuant to its terms in the event that the Company receives a Superior Proposal or (b) the Purchaser terminates the Merger Agreement in the manner and for the reason specifically described in factor 8 above or termination due to material breach of covenant; and that, if the Merger Agreement is so terminated and under certain other circumstances, the Company is required to reimburse the Purchaser for out-of-pocket expenses up to $3 million; and that such provisions may deter the submission of an Acquisition Proposal by any person other than the Purchaser because the provisions in effect increase the cost to such person of acquiring the Company by an amount equal to the “termination fee” plus the reimbursed expenses; and
     (10) the other terms and conditions of the Merger Agreement, including the Offer and the Merger, and the Stock Option Agreement.
ITEM 8. ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented by adding the following:
     On November 10, 2005, the plaintiffs filed a new complaint (the “Fee Complaint”) in the consolidated action naming the Company, its directors, GMM Capital LLC, Prentice Capital

Management, LP and Acquisition Corp. as defendants. The Fee Complaint alleges that the increase in tender offer price from the price of $8.00 per share in the Sun Merger Agreement to the $9.60 per share in the Merger Agreement with affiliates of Prentice/GMM was caused by the plaintiffs complaints and related actions, and that counsel for the putative class are entitled to an award of attorneys’ fees as a percentage of the total increase in value of the transaction. The complaint seeks, among other things, a declaration that the matter is properly maintainable as a class action, and an injunction prohibiting consummation of the merger until “an appropriate amount of the merger proceeds” is set aside for a future award of attorneys’ fees. Plaintiffs’ counsel has also sought by motion a temporary restraining order (“TRO”) to enjoin the distribution of $10,595,200 of the proceeds of the tender offer so that funds remain available to be used to pay an award of attorneys’ fees.
     The Court heard argument on the motion on November 30, 2005, and the defendants vigorously opposed the motion and cross-moved to dismiss the Fee Complaint. The defendants also represented to the Court that the Offer would not be completed prior to December 12, 2005 and that disbursement to the Company’s shareholders of the proceeds of the Offer would occur promptly after the end of the Offer period. The parties then stipulated on the record that no disbursement of the subject Offer funds shall occur earlier than as represented, unless defendants first give prior notice to the Chancery Court and opposing counsel. The Chancery Court declined to enter a TRO at the hearing, but reserved decision on the motion and indicated that a decision on the motion for a TRO will be forthcoming prior to disbursement of the Offer proceeds as indicated.
     The Company believes that all four of plaintiffs’ complaints are without merit and has filed motions to dismiss all of the complaints. The motion to dismiss the Fee Complaint has been fully briefed and argued but the motion to dismiss the three other complaints has not yet been fully briefed nor has it been argued to the Chancery Court. The Company believes that all four of plaintiffs’ complaints should be dismissed and that the pending application for a TRO is without merit.
INFORMATION STATEMENT ATTACHED AS ANNEX B TO THE SCHEDULE 14D-9
     The first paragraph of the section of the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, attached as Annex A to the Schedule, entitled “Information with Respect to Parent Designees” is amended and restated to read as follows:
     The information contained in this Information Statement (including information incorporated by reference) concerning the Parent Designees (as defined herein) has been furnished to the Company by Parent. Although the Company does not have any knowledge that would indicate that any statements contained herein based upon such information was untrue, the Company has not independently verified the accuracy or completeness of such information.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2005

GOODY’S FAMILY CLOTHING, INC.
By:	/s/ Robert M. Goodfriend
Name:	Robert M. Goodfriend
Title:	Chairman of the Board and Chief Executive Officer